 Exhibit 99.1

For Immediate Release - Calgary, Alberta

TSX, NYSE: BXE

BELLATRIX ANNOUNCES 2016 YEAR END RESERVES HIGHLIGHTED BY LOW COST RESERVE ADDITIONS, AN INCREASED NET ASSET VALUE OF $5.02 PER SHARE, AN OPERATIONAL UPDATE, AND ENHANCED COMMODITY RISK MANAGEMENT CONTRACTS

CALGARY, ALBERTA (March 7, 2017) - Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) (TSX, NYSE: BXE) is pleased to announce its 2016 year end reserves, an operational update, and an update of commodity risk management contracts. Reserves at December 31, 2016 were independently evaluated by InSite Petroleum Consultants Ltd. (“InSite”). The evaluation encompasses 100% of Bellatrix's oil and gas properties and was prepared in accordance with National Instrument 51-101 Standards of Disclosure for Oil and Gas Activities (“NI 51-101”) and the Canadian Oil and Gas Evaluation Handbook (“COGE Handbook”). Financial information presented herein is based on management prepared financial statements for the year ended December 31, 2016, which are in the process of being audited by Bellatrix’s independent auditors and, accordingly, such financial information is subject to change based on the results of the audit. See "Reader Advisory - Unaudited Financial Information" below.

2016 YEAR END RESERVE HIGHLIGHTS

Bellatrix delivered significant reserve and net asset value growth in 2016. The Company achieved a 100% success rate through the drill bit, focused on the low cost Spirit River natural gas play. In 2016, Bellatrix completed a number of strategic dispositions, materially improving the Company’s balance sheet and liquidity position and repositioning Bellatrix for enhanced long term shareholder value while maintaining the Company’s core asset base and growth engine.

Record low finding, development, and acquisition (“FD&A”) costs were achieved in 2016, providing growth in both Proved (“1P”), and Proved plus Probable (“2P”) reserve categories, notwithstanding the sale of non-core assets in 2016. Bellatrix demonstrated strong results within its core areas in 2016 highlighted by the following achievements:

•	Bellatrix established a December 31, 2016 2P net asset value (2P NPV10 before tax) of $1.24 billion ($5.02/share) which incorporates future net revenue adjusted for year end total net debt, seismic, and land value. This represents an increase of 18% compared with the 2P net asset value calculated at year end December 31, 2015 of $4.27/share.

•	Total 1P and 2P reserves at year end 2016 increased by 10% and 3% respectively despite non-core asset sales and curtailed drilling activity. Strong positive technical reserve revisions and infill drilling additions achieved in 2016 more than offset the impact of net dispositions and reserves produced during the year.

•	The 2016 year end Proved Developed Producing (“PDP”) NPV10 before tax value of $498.9 million remained relatively unchanged from the 2015 year end PDP NPV10 value of $517.6 million despite the aforementioned non-core asset sales completed throughout 2016. PDP value preservation was achieved while delivering a material reduction in total net debt down to $396.2 million at December 31, 2016 (from $717.6 million at December 31, 2015).

•	Bellatrix maintained a focused capital program in 2016 adding PDP reserves at an FD&A cost of $5.30/boe excluding capital invested in the Bellatrix O’Chiese Nees-Ohpawganu’ck deep-cut gas plant at Alder Flats (the “Alder Flats Plant”), and $5.90/boe including total capital investment. The PDP recycle ratio excluding Alder Flats Plant capital was 1.5 times.

•	Bellatrix’s 2P and 1P FD&A costs including changes in future development capital (“FDC”) in 2016 averaged $4.03/boe and $4.20/boe respectively. The Company’s calculated 1P and 2P reserve life indices improved by 40% and 31% to 14.1 years and 18.8 years, respectively.

•	The Company booked two net Spirit River well locations for each net Spirit River well drilled in 2016 reflecting the Company’s 100% success rate on development drilling, demonstrating the high quality nature of the play and increased confidence in offset development drilling locations.

Bellatrix plans to release its fourth quarter and year end 2016 financial and operational results on March 15, 2017 before market open. The Company plans to host a conference call to discuss both year end reserves and financial results on March 15, 2017 at 9:00 am MT / 11:00 am ET. To participate, call toll-free 1-800-319-4610 or 403-351-0324 or 416-915-3239. The call can also be heard live through an internet webcast accessible via the investors section of Bellatrix’s website at http://investors.bellatrixexploration.com/webcasts and will be archived on the website for approximately 60 days following the call. Additional reserve information as required under NI 51-101 will be included in the Company's Annual Information Form which management anticipates will be filed on SEDAR on March 17, 2017.

1

OPERATIONAL UPDATE

Improved commodity prices in 2017, supplemented by the Company’s risk management activities, underpin the resumption of profitable growth, which is focused on development of the low cost Spirit River liquids-rich natural gas play, and maximizing netbacks, margins and operating cash flow.

Bellatrix launched its 2017 drilling program in January operating two drilling rigs, and proactively added a third rig in early February to ensure completion of the first half drilling program before the seasonal spring break up period. Completion operations have progressed according to plan, and operational activity and corporate production volumes remain consistent with the Company’s previously announced 2017 guidance targets.

Bellatrix’s focus is on organic, high working interest development drilling opportunities in 2017. The Company plans to drill approximately nine net wells including two high impact Cardium well locations in the first half of the year. With the conclusion of all joint venture drilling in 2016, Bellatrix retains flexibility in 2017 to balance infill development drilling and expanded core area development focused on adding production, increasing reserves, and enhancing our inventory of development drilling locations. Bellatrix is pleased to announce preliminary 2017 development program results including the following:

•	100/1-30-44-09W5 one mile Spirit River (100% working interest) well IP30: 18.1 MMcf/d
•	102/1-6-45-09W5 one mile Spirit River (100% working interest) well IP15: 11.9 MMcf/d
•	102/1-19-44-09W5 one mile Spirit River (67% working interest) well IP15: 14.6 MMcf/d
•	102/16-30-44-09W5 one mile Spirit River (100% working interest) IP5: 13.5 MMcf/d

Additionally, Bellatrix recently drilled the 100/1-30-45-09W5 one mile Cardium well (100% working interest) in the Alder Flats area. The well was drilled within the bioturbated reservoir sandstones of the Cardium formation to optimize potential well deliverability. A 25 stage cemented liner system was utilized, and the well was completed using a 625 tonne slickwater fracture stimulation (25 tonnes per stage). Completion operations were conducted in early March and the well was subsequently turned over to production with initial production rates in line with management expectations.

COMMODITY RISK MANAGEMENT CONTRACT UPDATE

Bellatrix continues to protect its long term strategic plan through an active hedging program, with approximately 66% of forecast gross natural gas volumes in 2017 hedged at an average fixed price of approximately $3.36/mcf (based on the mid-point of 2017 average gross production guidance of 33,500 boe/d; 76% natural gas weighted). In addition, Bellatrix added to its 2018 risk management protection with a total of 65.6 MMcf/d of 2018 natural gas volumes hedged at an average fixed price of approximately $3.08/mcf, representing approximately 43% of volumes compared to the mid-point of 2017 full year average guidance.

Strong propane prices in early 2017 provided an attractive opportunity for Bellatrix to hedge 1,500 bbl/d of propane volumes at an average price of 51% of WTI light oil prices from February through December of 2017, and 1,000 bbl/d of propane volumes at an average price of 47% of WTI light oil prices in 2018, both meaningfully above long term historical averages. As at March 6, 2017, Bellatrix was party to a series of commodity price risk management contracts for 2017 and 2018 as summarized below:

Product	Financial Contract	Period	Volume	Average Price (1,2)
Natural gas	Fixed price swap	January 1, 2017 to December 31, 2017	101.4 MMcf/d	$3.36/mcf
Natural gas	Fixed price swap	January 1, 2018 to December 31, 2018	65.6 MMcf/d	$3.08/mcf
Propane	Swap	February 1, 2017 to December 31, 2017	1,500 bbl/d	50.7% of WTI
Propane	Swap	January 1, 2018 to December 31, 2018	1,000 bbl/d	47.0% of WTI

(1) The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 40.6Mj/m3.

(2) Conway propane price as a percentage of WTI in U.S. dollars.

Bellatrix’s hedging program is part of its overall risk management strategy focused on providing reduced commodity price volatility and greater assurance over future revenue and cash flows which help drive the capital and reinvestment decisions within our business.

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	2

2016 HIGHLIGHTS

	Twelve months ended December,
	2016	2015
Reserves (Working Interest (1), mboe)
Proved Developed Producing	60,322	63,401
Total Proved	158,400	143,496
Proved Undrilled/Total Proved	62%	56%
Total Proved and Probable	228,540	222,629
Probable/Total Proved and Probable	31%	36%

Net Present Value of Reserves (Before Tax, 10% Discount Rate) (2)
Total Proved ($MM)	$1,030	$820
Proved and Probable ($MM)	$1,556	$1,336

Net Asset Value
Proved and Probable ($MM) (3)	$1,238	$820
Proved and Probable Net Asset Value, per basic share	$5.02	$4.27

FD&A costs
PDP, excluding Alder Flats Plant capital ($/boe)	$5.30	$9.54
1P, excluding Alder Flats Plant capital ($/boe) (5)	$3.98	n/a
2P, excluding Alder Flats Plant capital ($/boe) (5)	$3.83	n.m.f.
3 year average 1P, including changes in FDC ($/boe)	$8.78	$13.19
3 year average 2P, including changes in FDC ($/boe)	$7.59	$10.11

Selected Key Operating Statistics
Annual average sales volumes (boe/d)	35,677	41,441
Q4 average sales volumes (boe/d)	31,888	40,705
Annual operating netback ($/boe) (4)	$7.91	$11.30
Total net debt ($MM) (4)	$396.2	$717.6

Reserve Life Index
Proved	14.1 yrs.	10.1 yrs.
Proved and Probable	18.8 yrs.	14.3 yrs.
Recycle Ratio (4)
PDP, excluding change in FDC and Alder Flats Plant capital	1.5 x	1.3 x
1P, excluding change in FDC and Alder Flats Plant capital	4.0 x	0.6 x
2P, excluding change in FDC and Alder Flats Plant capital (5)	4.3 x	n/a

Evaluated Future Horizontal Drilling Locations (6)
Gross Spirit River	187	157
Net Spirit River	116.0	89.6
Gross Cardium	182	248
Net Cardium	143.8	182.9

(1)	“Working Interest” means Bellatrix’s working interest (operated or non-operated) share excluding any royalty interest and before deduction of royalties and is also referred to as “Gross” reserves under NI 51-101. May not add due to rounding.

(2)	It should not be assumed that the present worth of estimated future net revenue presented in the tables above or elsewhere in this press release represents the fair market value of the reserves. There is no assurance that the forecast prices and costs assumptions will be attained and variances could be material. The recovery and reserves estimates of Bellatrix's crude oil and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein.

(3)	Proved plus Probable net asset value incorporates 2P NPV10 (before tax) value and adjusts for year end total net debt, seismic, and land value.
(4)	The terms “operating netback” and “total net debt” do not have standard meanings under Canadian generally accepted accounting principles (“GAAP”). Operating netback is calculated by deducting transportation, royalties and operating costs from revenue. Operating netback includes the impact of commodity price risk management contracts. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Company’s outstanding convertible debentures, current bank debt and long term bank debt. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. See “Non-GAAP measures” in the Reader Advisories at the end of this Press Release.

(5)	2015 1P FD&A costs excluding Alder Flats Plant capital were negative (incalculable) given material negative changes in FDC. 2015 2P FD&A excluding Alder Flats Plant capital costs were non-meaningful (“n.m.f.”) given both negative numerator and denominators in the calculation resulting in a $98.13/boe calculated metric. 2015 2P recycle ratio excluding change in FDC and Alder Flats Plant capital is negative (incalculable) given negative FD&A costs within the calculated metric.

(6)	Represents proved plus probable undeveloped locations included in the InSite Report.

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	3

2016 RESERVES

Bellatrix engaged InSite to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix’s oil and gas properties effective December 31, 2016 (the “InSite Report”). Highlights include:

•	229 million boe total working interest 2P reserves and 158 million boe 1P reserves.

•	$1.6 billion net present value of future net revenue of 2P reserves before tax at a 10% discount rate.

•	A net asset value of $5.02 per basic share outstanding based on the InSite evaluation of 2P reserves at a 10% discount rate.

•	Bellatrix’s corporate decline rate forecast by InSite for PDP reserves in 2017 is 24% (down compared with an estimated first year PDP decline rate at December 31, 2015 of 27%) demonstrating the company’s shallowing base production profile which provides a strong foundation to support future growth.

Working interest	2016 Reserves			2015 Reserves (2)
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbl)	(mmcf)	(mboe)	(mboe)%
Proved	40,460	707,641	158,400	143,496	+10%
Probable	18,336	310,819	70,139	79,133	-11%
Proved Plus Probable (1)	58,796	1,018,460	228,540	222,629	+3%

(1) Totals may not add due to rounding.

(2) Reserves for all years prior to 2016 disclosed in this press release were independently evaluated by Sproule Associates Limited (“Sproule”). See “Information Regarding Oil and Gas Reserves” in the Reader Advisories at the end of this Press Release for additional information.

NET ASSET VALUE - PROVED PLUS PROBABLE

The following table of net asset value, as at December 31, 2016, is based on the InSite evaluation of future net revenue of the Company’s 2P reserves before tax, which does not represent fair market value.

($000s except acre, unit and per unit amounts)
	PV 0%	PV 5%	PV 8%	PV 10%	PV 15%
Proved plus Probable Reserves (1)	3,678,950	2,269,141	1,790,914	1,555,554	1,145,479
Undeveloped Lands (2)	52,170	52,170	52,170	52,170	52,170
Value of Seismic (3)	26,169	26,169	26,169	26,169	26,169
Total Net Debt (4)	(396,197)	(396,197)	(396,197)	(396,197)	(396,197)
Net Asset Value	3,361,092	1,951,283	1,473,056	1,237,696	827,621

Per Basic Common Share (5)	$13.63	$7.91	$5.97	$5.02	$3.36
(1) As evaluated by InSite as at December 31, 2016 based on forecast prices and costs before income tax.
(2) As estimated by Bellatrix as at December 31, 2016 based on 180,203 net acres of undeveloped land at an average price of $289.50 per acre.
(3) Based on 26% of $100.3 million replacement value based on seismic costs to buy data at an average of $1,500/km for 2D and $14,500/km2 for 3D.
(4) The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Company’s outstanding convertible debentures, current bank debt and long term bank debt. The adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. See non-GAAP Measures.
(5) Based on 246.59 million common shares outstanding as at December 31, 2016 (excluding common shares issuable pursuant to securities that are convertible, exercisable or exchangeable into common shares).

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	4

NET PRESENT VALUE (“NPV”) OF FUTURE NET REVENUE

The forecast prices used in the InSite Report incorporate InSite’s commodity price forecasts as at January 1, 2016 (“InSite Forecast Prices”) which are noted below under the heading “Reserve Report Commodity Prices”. It should not be assumed that the NPV estimated by InSite represents the fair market value of Bellatrix’s reserves. Estimated future net revenues are reduced for estimated future abandonment and reclamation costs, estimated royalties payable, estimated operating costs, and estimated capital for future development associated with the reserves.

In the InSite Report, the net total future capital over the life of the reserves associated with 1P reserves is $685 million ($523 million discounted at 10%) and $945 million ($713 million discounted at 10%) for 2P reserves. The change in 2016 net total FDC over the life of the reserves associated with 1P reserves is negative $82 million (negative $67 million discounted at 10%) and negative $180 million (negative $138 million discounted at 10%) for 2P reserves. Calculated changes in net FDC exclude future capital from acquired properties. Negative changes to FDC incorporate the positive capital cost reductions achieved throughout 2016 across drilling, completion, equipping and tie-in activities. Significant reductions in drill times, revised well configurations where practical, minimized lease sizes and other initiatives have all contributed to overall cost reductions.

SUMMARY OF NPV BEFORE INCOME TAXES (1), (2)

As at December 31, 2016	0%	5%	8%	10%	15%
Proved
Developed producing	849,040	628,251	543,317	498,861	415,913
Developed non-producing	12,396	9,069	7,720	6,998	5,616
Undeveloped	1,382,559	818,585	621,928	524,513	354,819
Total proved	2,243,995	1,455,905	1,172,965	1,030,372	776,348
Probable	1,434,955	813,236	617,949	525,182	369,131
Total proved plus probable	3,678,950	2,269,141	1,790,914	1,555,554	1,145,479
(1)Forecast Prices and Costs ($000s). Discounted at (%/year).
(2) May not add due to rounding.

SUMMARY OF NPV AFTER INCOME TAXES (1), (2), (3)

As at December 31, 2016	0%	5%	8%	10%	15%
Proved
Developed producing	849,040	628,251	543,317	498,861	415,913
Developed non-producing	12,396	9,069	7,721	6,998	5,616
Undeveloped	1,167,808	718,637	556,177	474,073	327,704
Total proved	2,029,244	1,355,957	1,107,214	979,932	749,233
Probable	1,050,605	603,882	463,920	397,441	285,361
Total proved plus probable	3,079,849	1,959,839	1,571,134	1,377,373	1,034,594

(1) Forecast Prices and Costs ($000s), Discounted at (%/year).
(2) May not add due to rounding.
(3) The after-tax NPV of Bellatrix's oil and gas properties reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools. It does not consider the business-entity-level tax situation, or tax planning. It does not provide an estimate of the value at the level of the business entity, which may be significantly different. Bellatrix's consolidated financial statements and management's discussion and analysis should be consulted for information at the business entity level.

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	5

FD&A COSTS (1), (2)

The Company achieved another year of capital cost reductions in 2016 resulting in average drill, complete, equip and tie-in costs for its Spirit River program in 2016 averaging approximately $3.8 million per well. Reduced capital activity levels, decreased capital costs, and lower probable undeveloped reserves have resulted in lower 2P FDC forecast at year end 2016 compared with 2015 levels.

Total cash capital expenditures in 2016 were $78.9 million. Total net capital expenditures were negative $246.2 million in 2016 as gross proceeds received from the monetization of certain production facilities (“Facilities Monetization”), the sale of a 35% minority interest of the Alder Flats Plant, and the Harmattan and Pembina property dispositions more than offset cash capital investments made during the year.

	2016	2015	2014	2014 - 2016 Avg.
PROVED PLUS PROBABLE FD&A COSTS
Excluding FDC
FD&A Costs, 2P ($/boe)
Exploration and development (3)	1.77	n/a	21.21	11.20
Acquisitions (excluding dispositions) (4)	3.26	2.43	5.45	4.95
Total (including acquisitions)	2.02	n/a	12.13	8.78
Total excluding Alder Flats Plant capital (5)	1.82	n/a	11.48	8.01
Including FDC (3)
FD&A Costs, 2P ($/boe)
Exploration and development	3.68	63.71	23.80	8.91
Acquisitions (excluding dispositions) (4)	5.80	2.43	5.45	5.49
Total (including acquisitions)	4.03	78.27	13.22	7.59
Total excluding Alder Flats Plant capital (5)	3.83	98.13	12.58	6.82

PROVED FD&A COSTS
Excluding FDC
FD&A Costs, 1P ($/boe)
Exploration and development (3)	1.88	26.63	16.32	9.39
Acquisitions (excluding dispositions) (4)	4.34	2.87	7.53	6.77
Total (including acquisitions)	2.22	25.24	12.53	8.65
Total excluding Alder Flats Plant capital (5)	1.99	19.48	11.86	7.90
Including FDC (3)
FD&A Costs, 1P ($/boe)
Exploration and development	3.75	0.55	18.56	9.34
Acquisitions (excluding dispositions) (4)	6.99	2.87	7.53	7.36
Total (including acquisitions)	4.20	0.69	13.80	8.78
Total excluding Alder Flats Plant capital (5)	3.98	n/a	13.14	8.02

PROVED DEVELOPED PRODUCING FD&A COSTS
FD&A Costs, PDP ($/boe)
Exploration and development (3)	5.02	12.65	17.06	12.84
Acquisitions (excluding dispositions) (4)	11.14	2.87	23.81	19.89
Total (including acquisitions)	5.90	12.37	18.42	13.92
Total excluding Alder Flats Plant capital (5)	5.30	9.54	17.43	12.70
(1) Bellatrix provides FD&A costs that incorporate all acquisitions and exclude the impact of dispositions during the year. The foregoing calculation is based on working interest reserves.
(2) Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result.

(3) The aggregate of exploration and development costs incurred in the most recent year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

(4) FD&A is calculated using the announced purchase price for corporate acquisitions rather than the actual amount allocated to property, plant and equipment for accounting purposes.

(5) In 2016, the Company completed facilities and equipment investments totalling $12.7 million including approximately $10.9 million directly on the Alder Flats Plant. For this reason, total FD&A costs are shown excluding capital spent directly on the Alder Flats Plant.

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	6

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for 1P and 2P working interest reserves using forecast prices and costs. The reserve life index for 2016 is calculated by dividing reserves as at December 31, 2016 by 2017 forecasted average production of 33,384 boe/d for 2P reserves and 30,816 boe/d for 1P reserves, as set forth in the InSite Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

	2016	2015	2014	2013	2012
Proved	14.1	10.1	10.6	9.1	8.6
Proved and Probable	18.8	14.3	13.3	13.7	12.4

RECYCLE RATIO (OPERATING NETBACK (1)/FD&A COST)

Recycle ratio is a measure for evaluating the effectiveness of a company’s reinvestment program and the efficiency of capital investment. It accomplishes this by comparing the operating netback per boe to that year’s reserve FD&A cost per boe. In 2016, the Company completed facilities and equipment investments totalling $12.7 million including approximately $10.9 million directly on the Alder Flats Plant. For this reason, recycle ratio information is included for the exploration and development program excluding capital spent directly on the Alder Flats Plant.

As at December 31, 2016	Proved Developed Producing	Proved	Proved and Probable
Operating netback after commodity price risk management contracts ($/boe) (1) (unaudited)	$7.91	$7.91	$7.91
Recycle ratio (excluding change in FDC)	1.3 x	3.6 x	3.9 x
Recycle ratio (excluding change in FDC and Alder Flats Plant capital)	1.5 x	4.0 x	4.3 x
(1) Operating netback is calculated by deducting transportation, royalties and operating costs from revenue and includes the impact of commodity price risk management contracts. (See Non-GAAP Measures)

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

At year end, 2016, InSite had evaluated certain future development opportunities on Company lands including 187 gross (116.0 net) evaluated future Spirit River horizontal locations and 182 gross (143.8 net) future undrilled Cardium horizontal locations representing proved plus probable undeveloped locations.

For purposes of assigning net present value of future revenue, future development locations were committed as detailed in the following table.

($000s)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2017	60,700	68,020
2018	128,790	164,817
2019	168,950	219,877
2020 and subsequent	326,235	492,338
Undiscounted total	684,675	945,052
Discounted @ 10%/yr.	522,622	712,864

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	7

RESERVES SUMMARY

The InSite Report is based on forecast prices and costs, and applies InSite’s forecast escalated commodity price deck, foreign exchange rate, and inflation rate assumptions as at December 31, 2016 as outlined in the table below entitled "Reserve Report Commodity Pricing". At December 31, 2016 the Company’s 2P gross reserves as evaluated by InSite, using forecast prices and costs, were 228,540 mboe, an increase of 3% compared to 222,629 mboe at December 31, 2015; total 1P gross reserves were 158,400 mboe, an increase of 10% compared to 143,496 mboe at December 31, 2015. By commodity type, natural gas made up 74% and oil and natural gas liquids 26% of total 2P reserves. In addition to the information disclosed herein, more detailed information on the Company's reserves will be included in the Company's Annual Information Form which management anticipates will be filed on March 17, 2017.

Reserves, at December 31, 2016, as evaluated by InSite, are summarized below and in the following tables.

Summary of Oil and Gas Working Interest Reserves (1) (Gross)

Forecast Prices and Costs

	As at Dec. 31, 2016					As at Dec. 31, 2015
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	271,384	25	1,473	13,593	60,322	63,401
Developed non-producing	4,817	0	20	193	1,015	1,234
Undeveloped	431,440	109	2,651	22,397	97,064	78,861
Total proved	707,641	134	4,143	36,183	158,400	143,496
Probable	310,819	208	2,190	15,938	70,139	79,133
Total proved plus probable	1,018,460	342	6,333	52,121	228,540	222,629

(1)	“Working Interest" means Bellatrix's working interest (operated or non-operated) share excluding any royalty interest and before deduction of royalties. Also referred to as “Gross” reserves under NI 51-101. May not add due to rounding.
(2)	Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

Summary of Oil and Gas Net Reserves (1) (Net)
Forecast Prices and Costs
	As at Dec. 31, 2016					As at Dec. 31, 2015
	Natural Gas (2)	Heavy Oil	Light and	Natural Gas	Total	Total
			Medium Oil	Liquids
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	239,688	24	1,317	10,055	51,343	51,696
Developed non-producing	4,157	0	16	137	846	1,022
Undeveloped	374,654	95	2,154	18,135	82,826	67,930
Total proved	618,499	119	3,486	28,326	135,015	120,648
Probable	264,770	177	1,739	12,282	58,326	65,565
Total proved plus probable	883,269	296	5,225	40,609	193,340	186,214

(1)	"Net" means Bellatrix's working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix's royalty interests in reserves. May not add due to rounding.
(2)	Includes natural gas from coal bed methane and shale gas reserves. Coal bed methane and shale gas reserves represent an immaterial portion of the Company’s natural gas reserves.

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	8

RESERVE REPORT COMMODITY PRICING

The following is a summary of InSite’s forecast commodity prices as at December 31, 2016:

OIL
Year Forecast	WTI Cushing Oklahoma ($US/bbl)	Edmonton Crude Ref Price ($/bbl)	AECO Natural Gas ($/MMBtu)	Butane ($/bbl)	Propane ($/bbl)	Condensate ($/bbl)	Exchange Rate (1) ($US/$Cdn)

2017	55.00	68.33	3.47	47.83	23.92	75.17	0.750
2018	60.00	72.32	3.42	42.07	25.31	79.55	0.775
2019	65.00	76.05	3.59	54.75	26.62	83.65	0.800
2020	70.00	79.54	3.93	57.27	27.84	87.50	0.825
2021	75.00	82.82	4.01	59.63	28.99	91.11	0.850
2022	80.00	88.60	4.17	63.79	31.01	97.46	0.850
2023	81.60	90.37	4.27	65.07	31.63	99.41	0.850
2024	83.23	92.18	4.43	66.37	32.26	101.39	0.850
2025	84.90	94.02	4.52	67.69	32.91	103.42	0.850
2026	86.59	95.90	4.61	69.05	33.57	105.49	0.850
Thereafter	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.	+2.0%/yr.
(1) Exchange rates used to generate the benchmark reference prices in this table

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2016, were $2.27/mcf for natural gas, $48.41/bbl for crude oil and condensate, and $13.14/bbl for natural gas liquids (excluding condensate).

LAND

As at December 31, 2016, Bellatrix had approximately 180,203 net undeveloped acres in Alberta, British Columbia, and Saskatchewan.

Land Holdings (1)
	2016		2015
	Gross	Net	Gross	Net
Developed
British Columbia	8,132	2,108	8,612	2,428
Alberta	402,145	244,828	457,300	284,002
Saskatchewan	13,327	12,719	13,327	12,720
Total	423,604	259,656	479,239	299,150
Undeveloped
British Columbia	85,992	33,863	98,850	40,212
Alberta	189,004	138,608	347,482	278,291
Saskatchewan	8,005	7,732	8,005	7,732
Total	283,001	180,203	454,337	326,235
Developed and Undeveloped
British Columbia	94,124	35,971	107,462	42,640
Alberta	591,149	383,436	804,782	562,292
Saskatchewan	21,332	20,452	21,332	20,452
Total	706,605	439,859	933,576	625,385
(1) May not add due to rounding

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	9

Bellatrix Exploration Ltd. is a Western Canadian based growth oriented oil and gas company engaged in the exploration for, and the acquisition, development and production of oil and natural gas reserves in the provinces of Alberta, British Columbia and Saskatchewan. Common shares of Bellatrix trade on the Toronto Stock Exchange and on the New York Stock Exchange under the symbol “BXE”.

All amounts in this press release are in Canadian dollars unless otherwise identified.

For further information, please contact:

Steve Toth, CFA, Vice President, Investor Relations (403) 750-1270

Bellatrix Exploration Ltd.

1920, 800 - 5th Avenue SW

Calgary, Alberta, Canada T2P 3T6

Phone: (403) 266-8670

Fax: (403) 264-8163

www.bellatrixexploration.com

READER ADVISORIES:

Forward-Looking Statements. Certain statements contained in this news release may constitute forward-looking statements or forward-looking information. These statements relate to future events or the Bellatrix's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements or information are often, but not always, identified by the use of words such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions. Statements relating to "reserves" are also deemed to be forward-looking statements, as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described exist in the quantities predicted or estimated and that the reserves can be profitably produced in the future. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Bellatrix believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in this news release should not be unduly relied upon by investors. These statements speak only as of the date of this news release and are expressly qualified, in their entirety, by this cautionary statement.

In particular, this news release contains forward-looking statements, pertaining to the following: projections of market prices and costs, supply and demand for oil and natural gas, the quantity of reserves, oil and natural gas production levels, plans for growth and the development of the Company’s Spirit River natural gas play, and expectations of the low cost, liquids-rich nature of that play, plans to grow the Company’s netbacks, margins and operating cash flow, 2017 drilling plans, estimated future drilling locations, capital expenditure programs, treatment under governmental regulatory and taxation regimes, expectations regarding Bellatrix's ability to raise capital and to continually add to reserves through acquisitions and development, timing of filing of Bellatrix's annual information form an annual financial results for the year ended December 31, 2016.

With respect to forward-looking statements contained in this news release, Bellatrix has made assumptions regarding, among other things: prevailing commodity prices, exchange rates, interest rates, applicable royalty rates and tax laws; the legislative and regulatory environments of the jurisdictions where Bellatrix carries on business or has operations; future production rates and estimates of operating costs; performance of existing and future wells; reserve and resource volumes; anticipated timing and results of capital expenditures; the success obtained in drilling new wells; the sufficiency of budgeted capital expenditures in carrying out planned activities; the timing, location and extent of future drilling operations; the state of the economy and the exploration and production business; results of operations; performance; business prospects and opportunities; the availability and cost of financing, labour and services; the impact of increasing competition; ability to market oil and natural gas successfully and Bellatrix's ability to obtain additional financing on satisfactory terms.

Although Bellatrix believes that the assumptions on which such forward-looking information is based are reasonable, undue reliance should not be placed on the forward-looking information because no assurance can be given that they will prove to be correct. Bellatrix's actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors that may include, but are not limited to: volatility in the market prices for oil and natural gas; uncertainties associated with estimating reserves; uncertainties associated with Bellatrix's ability to obtain additional financing on satisfactory terms; geological, technical, drilling and processing problems; liabilities and risks, including environmental liabilities and risks, inherent in oil and natural gas operations; incorrect assessments of the value of acquisitions; competition for, among other things, capital, acquisitions of reserves, undeveloped lands and skilled personnel. Readers are cautioned that the foregoing list of factors is not exhaustive. Management has included the above summary of assumptions and risks related to forward-looking information provided in this news release in order to provide security holders with a more complete perspective on Bellatrix's future operations and such information may not be appropriate for other purposes. Additional information on these and other factors that could affect Bellatrix's operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com).

Bellatrix Exploration Ltd. 2016 Year End Reserves Release	10

This forward-looking information represents Bellatrix's views as of the date of this document and such information should not be relied upon as representing its views as of any date subsequent to the date of this document. Bellatrix has attempted to identify important factors that could cause actual results, performance or achievements to vary from those current expectations or estimates expressed or implied by the forward-looking information. However, there may be other factors that cause results, performance or achievements not to be as expected or estimated and that could cause actual results, performance or achievements to differ materially from current expectations. There can be no assurance that forward-looking information will prove to be accurate, as results and future events could differ materially from those expected or estimated in such statements. Accordingly, readers should not place undue reliance on forward-looking information. Except as required by law, the Company undertakes no obligation to publicly update or revise any forward-looking statements.

Unaudited Financial Information: Certain financial and operating information included in this news release are based on estimated unaudited financial results for the year ended December 31, 2016 and are subject to the same limitations as discussed under "Forward- Looking Statements" set out above. These estimated amounts are subject to change upon the completion of the audited financial statements for the year ended December 31, 2016 and changes could be material. Bellatrix anticipates filings its audited financial statements and related management's discussion and analysis for the year ended December 31, 2016 on SEDAR on March 15, 2017.

Information Regarding Disclosure on Oil and Gas Reserves: The reserves data set forth above is based upon an independent reserves assessment and evaluation prepared by InSite with an effective date of December 31, 2016 (the "InSite Report"). The presentation summarizes the Company's crude oil, natural gas liquids and natural gas reserves and the net present values before income tax of future net revenue for the Company's reserves using forecast prices and costs based on the InSite Report. All reserve references in this news release are "Working interest reserves" unless otherwise indicated. Working interest reserves are Bellatrix’s working interest (operated and non-operated) share before deduction of royalties, and is also referred to as “Gross” reserves under NI 51-101.  The InSite Report has been prepared in accordance with the standards contained in the COGE handbook and the reserve definitions contained in NI 51-101. All evaluations and reviews of future net cash flows are stated prior to any provisions for interest costs or general and administrative costs and after the deduction of estimated future capital expenditures for wells to which reserves have been assigned. It should not be assumed that the estimates of future net revenues presented in the tables above represent the fair market value of the reserves. There is no assurance that the forecast prices and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Company's crude oil, natural gas liquids and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and natural gas liquids reserves may be greater than or less than the estimates provided herein. All future net revenues are estimated using forecast prices, arising from the anticipated development and production of the Company's reserves, net of the associated royalties, operating costs, development costs, and abandonment and reclamation costs and are stated prior to provision for interest and general and administrative expenses. Future net revenues have been presented on a before tax basis. Estimated values of future net revenue disclosed herein do not represent fair market value. The reserve data provided in this news release only represents a summary of the disclosure required under NI 51-101. Additional disclosure will be provided in the Company's Annual Information Form which management anticipates will be filed on www.sedar.com on March 17, 2017. Reserves at December 31, 2015, 2014, 2013 and 2012 were independently evaluated by Sproule Associates Limited (“Sproule”).  Bellatrix changed independent reserves evaluators from Sproule to InSite for the 2016 evaluation. The change was not the result of any disputes between Sproule and management of Bellatrix.

Non-GAAP Measures: The term “total net debt” does not have a standard meaning under Canadian general accepted accounting principles (“GAAP”). Therefore reference to the non-GAAP measures of net debt may not be comparable with the calculation of similar measures for other entities. The Company’s calculation of total net debt excludes other deferred liabilities, deferred capital obligations, long-term risk management contract liabilities, decommissioning liabilities, and deferred tax liabilities. Total net debt includes the adjusted working capital deficiency, long term loans receivable, the liability component of the Convertible Debentures, current bank debt and long term bank debt. Adjusted working capital deficiency is a non-GAAP measure calculated as net working capital deficiency excluding current risk management contract assets and liabilities, current portion of other deferred liabilities, current portion of deferred capital obligation and the current bank debt. Management believes these measures are useful supplementary measures of the total amount of current and long-term debt. A reconciliation between total liabilities under GAAP and total net debt as calculated by the Company will be available in the Company’s Management Discussion and Analysis for the year ended December 31, 2016 and 2015, to be filed on SEDAR on or about March 15, 2017.

Oil and Gas Metrics: This news release contains metrics commonly used in the oil and natural gas industry, such as "recycle ratio", "operating netback", "finding, development and acquisition ("FD&A") costs", and "reserve life index ("RLI")". These terms do not have a standardized meaning and may not be comparable to similar measures presented by other companies, and therefore should not be used to make such comparisons. Details of how these measures have been calculated are included in the body of this press release.

BOE Presentation: References herein to "boe" mean barrels of oil equivalent derived by converting gas to oil in the ratio of six thousand cubic feet (Mcf) of gas to one barrel (bbl) of oil. Boe may be misleading, particularly if used in isolation. A boe conversion ratio of 6 Mcf: 1 bbl is based on an energy conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. In addition, given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6: 1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

Drilling Locations: This press release discloses future drilling locations, which can be categorized as follows: (i) proved locations; and (ii) probable locations. Proved locations and probable locations are sometimes collectively referred to as "booked locations", are derived from Bellatrix's most recent independent reserves evaluation and account for drilling locations that have associated proved plus probable reserves or probable-only reserves, as applicable.

Initial Production Rates: Initial production rates disclosed herein may not be indicative of long-term performance or ultimate recovery. Such rates are not determinative of the future production rates of such wells and do not reflect how the production from such wells will decline thereafter. While encouraging, readers are cautioned not to place reliance on such rates in calculating the aggregate production for Bellatrix. A pressure transient analysis or well test interpretation has not been carried out in respect of all wells. Accordingly, Bellatrix cautions that the test results should be considered to be preliminary.

Bellatrix Exploration Ltd. 2016 Year End Reserves Release`	11